Filed by Palm, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Handspring, Inc.

Registration Statement File No.: 333-106829

On September 29, 2003, Palm’s Chairman and Chief Executive Officer, Eric Benhamou, sent a letter to Palm’s stockholders which accompanied Palm’s annual report on Form 10-K/A. The following is the letter that was sent to stockholders. The letter is also posted with the annual report on Palm’s website.

To Our Stockholders

A year ago, we shared our vision of a second growth wave building in the handheld industry, driven by new, powerful industry transitions:

•	Significant technology improvements, including powerful ARM-based architectures, higher-resolution screens and innovative industrial designs;

•	Increasing demands for mobile connectivity and the availability of data-oriented, always-on wireless networks using Wi-Fi and GPRS or CDMA 1x standards;

•	New applications, featuring communication and multimedia capabilities for use in education, science, business and entertainment environments; and

•	The emergence of new handheld markets in geographies such as China and Brazil.

As the pioneer and undisputed leader of the handheld industry, Palm committed its resources to accelerating the arrival of the second growth wave, enhancing our strategic position and improving long-term return prospects to our stockholders. During FY ‘03:

•	We transitioned our product lines and those of our licensees to the ARM processor family and Palm OS® 5, the latest version of the Palm operating system. The move to ARM gives our licensees access to a much wider variety of processors, ranging from very low cost and low power to extremely high performance, so they can customize their devices for particular markets. The higher performance range of ARM enables powerful new features such as digital photography and media playback. In addition to supporting the move to ARM, Palm OS 5 added important new security features co-developed with RSA Security, as well as improved sound and graphics capabilities, while preserving compatibility with the vast majority of the more than 18,000 commercially available software programs running on Palm OS.

•	We reignited the rapid pace of technology and business innovation.

We introduced two new product subbrands, aligned with our segmentation of the handheld market:

>	The Zire™ subbrand appeals to the entry-level as well as the media-savvy consumer. Our first Zire handheld, introduced in October 2002 at $99 (suggested U.S. retail), attracted consumers who had previously used paper organizers. The Zire handheld sold 1 million units faster than any other product in the history of the handheld industry. The Zire 71 handheld, introduced in April 2003 at $299 (suggested U.S. retail), brings multimedia capabilities with a built-in digital camera and the ability to listen to stereo quality MP3 files, view photos with the Palm Photo application and display home movie clips.

>	The Tungsten™ subbrand appeals to mobile business professionals who often require data-intensive applications and wireless connectivity. The Tungsten T handhelds provide integrated Bluetooth™ connectivity for communication with other Bluetooth enabled devices as well as one-button voice recording. The Tungsten W handheld delivers integrated GSM/GPRS connectivity through various carrier networks. The Tungsten C handheld provides integrated Wi-Fi for connectivity within Wi-Fi-enabled business networks and at Wi-Fi hotspots, which are becoming increasingly commonplace at airports, coffee shops, hotels, hospitals and universities.

Our new Zire and Tungsten products won accolades from well-known industry watchers and analysts.

We helped our licensees take Palm OS into new market categories. Notable products included: Garmin’s GPS-based handheld; the Palm Powered™ Wrist PDA from Fossil; Sony’s Clié NZ-90, a combination camera and handheld; Aceeca’s customizable handheld for scientific and measurement tasks; TapWave’s new entertainment device; AlphaSmart’s Dana product for education; and new and future Palm OS products targeting the China market from the two largest handheld-computing companies in China, Legend and Group Sense Limited.

Our innovation extended beyond products and technologies. We also introduced new methods of distribution and enabled new retail outlets. We opened Palm Cafés in selected shopping malls in the U.S., which provide a more personalized buying experience to customers.

•	We continued to emphasize operational discipline to improve our processes and business performance, building upon the foundation laid in FY’02. Our progress is evidenced by the improvements of several key metrics from FY’02 to FY’03:

>	Inventory was reduced from $55 million to $23 million and inventory turns rose from 12 to 26;

>	Cost of revenues, excluding the benefit from previous special charges and the applicable portion of amortization of intangible assets, decreased from 72.3% of revenues to 67.8% of revenues; and

>	The combination of our sales and marketing, research and development and general and administrative expenses was reduced from $435 million to $339 million, while at the same time we improved the pace of innovation.

•	We engineered a structural transformation of the handheld industry by combining our proposed distribution of PalmSource, our subsidiary in charge of creating and licensing the Palm operating system and growing the Palm Economy, with our planned acquisition of Handspring, Inc., one of Palm’s early licensees and a pioneer in the emerging market for smartphones. This transaction, announced shortly after the end of our fiscal year, will result in the creation of two independent, industry-leading companies:

>	PalmSource will become the leading independent provider of operating system software and tools for mobile devices and will drive the continued expansion of the Palm Economy, including licensees, software developers and other strategic partners; and

>	palmOne will become a leading independent mobile computing and communications company, offering the Zire and Tungsten product families plus Handspring’s Treo smartphones.

• Palm stockholders will be asked to approve this transaction at our upcoming Annual Stockholder Meeting on October 28, 2003. We believe the resulting structural transformation of the industry will stimulate enhanced investments and innovation on the part of existing and new Palm OS licensees, software developers and other strategic partners, expand growth prospects for the industry and rekindle investor interest in these two new, industry-leading companies.

• We enhanced our corporate governance practices in light of new laws and regulations and in anticipation of the heightened expectations of investors. We formed a Nominating & Governance committee of the Board of Directors, adopted corporate governance guidelines and updated our code of conduct for all employees. The transformation of Palm, Inc. into palmOne and PalmSource will increase director independence and strengthen the boards of both companies. I encourage you to learn more about our corporate governance practices by visiting our Palm.com website.

•	These achievements were made in the face of a sluggish global economy and depressed enterprise information-technology budgets. This difficult environment affected our current available market opportunity, but did not affect our leadership standing or the nature or magnitude of our long-term potential. In fact, during FY’03:

•	We increased our U.S. All Channel device market share from 51.4% in May ‘02 to 57.7% in May ‘03 according to the NPD Group;

•	We increased our worldwide device market share from 33.3% in Spring 2002 to 40.5% in Spring 2003 according to IDC; and

•	We maintained our U.S. All Channel OS market share, on average, around 80% in the U.S. throughout the year according to the NPD Group.

As we completed the 4th quarter of our fiscal year, the year-over-year growth rate in the worldwide sell-through of Palm branded devices turned positive following six quarters of decline and reached 5%.

We are confident our industry is poised for renewed growth. We will continue to work hard to deliver returns to our stockholders from the investments of the past two years.

Sincerely,

/S/    ERIC BENHAMOU

Chairman and Chief Executive Officer

September 2003

Forward Looking Statements

This letter contains forward-looking statements within the meaning of the federal securities laws including, without limitation, statements regarding: the expansion of the Palm economy; anticipated changes in the handheld industry; the impact of the structural transformation of the handheld industry; our strategic position and long term prospects; the anticipated investor interest in the new companies following the spin-off; and the timing of the consummation of the transaction with Handspring. These statements are subject to risks and uncertainties that could cause actual results to differ materially including, without limitation, the following: the approval of the merger and distribution transaction by the Palm and Handspring stockholders; the satisfaction of closing conditions to the merger and distribution transaction, including the receipt of regulatory approvals; the ability of Palm and PalmSource to operate as separate companies after the distribution; fluctuations in the demand for Palm’s existing and future products and services and growth in Palm’s industries and markets; possible defects in products and technologies developed; Palm’s ability to build, maintain and benefit from strategic alliances and the possible development of marketing delays relating to product offerings. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Palm’s and Handspring’s most recent filings with the SEC. Palm undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date of this presentation.

Additional Information and Where to Find It

On July 3, 2003, in connection with the proposed reorganization transaction involving Palm, PalmSource and Handspring, Palm filed with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus. In addition, on July 3, 2003, PalmSource filed with the SEC a Registration Statement on Form S-4 containing a prospectus relating to the distribution of PalmSource shares to the existing stockholders of Palm. Investors and security holders are urged to read these filings, and any amendments to these filings, because they contain important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Palm by contacting Palm Investor Relations (877.696.7256 or palm.ir@corp.Palm.com). Investors and security holders may obtain free copies of the documents filed with the SEC by Handspring by contacting Handspring Investor Relations (Bill Slakey at 650.230.5000 or bslakey@Handspring.com). Investors and security holders may obtain free copies of the documents filed with the SEC by PalmSource by contacting PalmSource Investor Relations (Al Wood at 408.400.3000 or Al.Wood@Palmsource.com).

Palm and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the proxy statement/prospectus, which is included in the Registration Statement on Form S-4 filed by Palm with the SEC on July 3, 2003, as such filing is amended from time to time. PalmSource and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the prospectus, which is included in the Registration Statement on Form S-4 filed by PalmSource with the SEC on July 3, 2003, as such filing is amended from time to time.